[Cadwalader, Wickersham & Taft LLP Letterhead]

April 20, 2016

VIA EDGAR TRANSMISSION

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                 Ashford Hospitality Prime, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 12, 2016
File No. 001-35972

Dear Mr. Orlic:

We are writing on behalf of Ashford Hospitality Prime, Inc. (“Ashford Prime” or the “Company”), in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 18, 2016 (the “Comment Letter”).

Concurrently with the submission of this letter, we are filing via EDGAR a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) with the Commission. The Revised Preliminary Proxy Statement reflects revisions made to the preliminary proxy statement on Schedule 14A filed on April 12, 2016, in response to the comments of the Staff and the updating of other information. Unless otherwise noted, all page references set forth in the responses to the Staff’s comments refer to page numbers in the Revised Preliminary Proxy Statement.

Each comment of the Staff is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Other Relevant Matters, page 9

1.              Please revise the heading on page 10 and the lead-in paragraph of this section to reflect that the matter of violation is your charge, rather than a proven matter.

In response to this comment, the Company has revised its disclosure in “Other Relevant Matters” on page 10 of the Revised Preliminary Proxy Statement.

2.              Regarding the first bullet on page 10, we note that participants in a solicitation are not required under federal law to have specific plans or proposals. Please revise.

The Company acknowledges the Staff’s comment and agrees that participants in a solicitation are not required under federal law to have specific plans or proposals. However, based on meetings between Sessa’s representatives and both the Company’s independent directors and financial advisors, the Company believes that Sessa has specific plans for Ashford Prime that have not been publicly disclosed. For example, in a January 2016 meeting, Sessa managing member John Petry informed several of the Company’s independent directors of his clear view that the Company should be sold. Additionally, in March 2016 Sessa’s representatives disclosed to the Company’s financial advisor a plan to seek to invalidate the termination fee payable under the Company’s advisory agreement with Ashford Inc. in the event that Sessa’s slate is elected to the Ashford Prime board of directors. In this regard, the Company notes that federal law requires that such plans be disclosed in Sessa’s proxy materials.(1) Nevertheless, in response to this comment the Company has revised its disclosure in “Other Relevant Matters” on page 10 of the Revised Preliminary Proxy Statement.

3.              Regarding the fourth bullet on page 10, please disclose, if true and as requested in comment 1 of our letter dated February 26, 2016, that these payments would not become due if a majority of the incumbent board approved the election of Sessa’s nominees and that certain of these payments would be made to an affiliate.

The Company acknowledges the Staff’s comment. As an initial matter, the Company disagrees with the assertion that Ashford Inc. is an affiliate of the Company. Ashford Prime is an independent public company, which does not “control” Ashford Inc. and is therefore unable to cause Ashford Inc. to take (or refrain from taking) any action. Specifically, Ashford Prime lacks “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a [Ashford Inc.], whether through the ownership of voting securities, by contract, or otherwise.”(2) In this regard, the Company notes that Ashford Prime does not have any right, contractual or otherwise, to designate or appoint any Ashford Inc. directors or executive officers. Each of Ashford Inc. and the Company have separate and independent boards of directors that owe fiduciary duties to their respective stockholders. While Ashford Inc. and the Company share certain common officers, with very limited exceptions such officers serve at the pleasure of their respective, independent boards. Additionally, Ashford Prime owns approximately 9.7% of Ashford Inc., which is well below commonly understood definitions of control.

(1)  See, e.g., Item 4(c) of Schedule 13D (requiring that the reporting person describe any plans or proposals which relate to the sale or transfer of a material amount of assets of the issuer); Item 5(b)(1)(xii) of Schedule 14A (requiring that a proxy statement state whether or not a participant has any arrangement or understanding with any person with respect to any future transactions to which the registrant or any of its affiliate will or may be a party); and Rule 14a-9 (prohibiting the omission of material facts necessary to make any statements in a proxy statement not false or misleading).

(2)  17 CFR § 230.405.

In light of the foregoing and in response to this comment, the Company has revised its disclosure in “Other Relevant Matters” on page 10 of the Revised Preliminary Proxy Statement.

4.              Regarding the last bullet on page 10, please revise to eliminate the statement that all communications made on any website founded and operated by a participant in a solicitation constitute solicitation materials under federal securities laws and are legally required to be disclosed to all stockholders. Alternatively, you may provide support for this assertion.

The Company acknowledges the Staff’s comment and has revised its disclosure in “Other Relevant Matters” on page 11 of the Revised Preliminary Proxy Statement to indicate that communications on the website www.valueinvestorsclub.com (“VIC”), which was founded and is controlled by Sessa managing member John Petry, would be required to be disclosed under federal securities laws to the extent that Mr. Petry used such communications to solicit proxies from other Ashford Prime stockholders.

In support of this assertion, the Company respectfully notes that VIC describes itself as an “exclusive online investment club where top investors share their best ideas” and that membership in VIC is selective, with the website stating that “[e]ach potential member must submit an online application [that] includes a favorite current investment recommendation.”  The website goes on to state that “[a]pplications [are] judged by an investment manager with one of the top long-term investment records in the United States.”  VIC’s message board contains postings and links to articles published exclusively by VIC members about the Company, a number of which support the opinions expressed by Sessa in its public filings.  Examples of these message board postings follow:

•                                          “I already know it’ll be favorable to [Ashford Prime Chairman and CEO] Monty, but I’d like it to be before they do all these deals and assign themselves as property manager.”  VIC comment, dated March 5, 2015.

•                                          “The amended and restated advisory agreement filed with the 10-K was for AHP, and the peers look the same as they were before. Is that accurate?”  VIC comment, dated June 19, 2015.

•                                          “AHP bought the shares in order to align with the asset manager was what I was told...I kept my mouth shut but let’s just say I’m pretty sure on 7/31 they could have found 200k shares or so to tender at $95...lol...what do you even say to that”  VIC comment, dated August 11, 2015.

•                                          “Potential AHP sale...that’s a bit unexpected. I am sure there is an angle here. http://www.wsj.com/articles/ashford-hospitality-prime-to-consider-sale-1440765154?mod=yahoo_hs”  VIC comment, dated August 28, 2015.

•                                          “If you look in the Cannacord report in the AHP section they calculate the termination fee as around $100M but they don’t allocate costs.”  VIC comment, dated August 31, 2015.

•                                          “that includes AHP…who knows what really happens there.”  VIC comment, dated September 18, 2015.

•                                          “The more I look at this the more I think, unless they are totally full of it, they basically…came out and said they will be doing material acquisitions.  I think this quote from page 70 makes it pretty blatant…The unaudited projected financial information of Remington was provided by Remington management based on assumptions that the Company management believed were reasonable and that reflected the Company management’s best available estimate of acquisitions by Ashford Trust and Ashford Prime at such time.”  VIC comment, dated November 18, 2015, quote page 70 of Ashford Inc.’s preliminary proxy dated November 13, 2015.

The materials referenced above appear to have been posted under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.  In this regard, we note that the Staff has previously commented that it “would consider all soliciting materials found on [a] website to [be] the responsibility of the participants irrespective of whether or not the participants actually produced the content found in the posting.”

In addition, it appears that Sessa may be incorporating information provided by VIC members into its correspondence with Ashford Prime.  For example, in a December 10, 2015 letter sent by Sessa to certain Ashford Prime directors, Sessa referenced the following from page 69 of the same Ashford Inc. preliminary proxy filing: “Recently, it came to our attention that Ashford Inc.’s preliminary merger proxy states that, among other things, Ashford’s management expects ‘acquisitions by Ashford Trust and Ashford Prime’ to more than double Remington’s revenues over the next four years.  If accurate this disclosure, along with the recent expansion of the portfolio with Ashford Prime’s Ritz-Carlton purchase, point to a management vision inconsistent with maximizing shareholder value for Ashford Prime shareholders.”

Accordingly, the Company believes that the text of the VIC postings and articles regarding Ashford Prime should have been filed as soliciting materials pursuant to Rule 14a-12(b) no later than the date first sent or given to shareholders and should include a prominent legend as described in Rule 14a-12(a)(1)(i) and (ii).

Form of Proxy

5.              Please clearly mark the form of proxy “Preliminary Copy.” See Rule 14a-6(e)(1) of Regulation 14A.

In response to this comment, the Company has revised its disclosure in the Revised Preliminary Proxy Statement to clearly mark the form of proxy “Preliminary Copy.”

*        *         *

In connection with this response to the Staff’s comment, the Company acknowledged to me and I therefore acknowledge on its behalf that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Revised Preliminary Proxy Statement;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Revised Preliminary Proxy Statement; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc:   David A. Brooks
Chief Operating Officer, General Counsel and Secretary
Ashford Hospitality Prime, Inc.